82-1077

02050283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 20

PROCESSED
AUG 13 2002
THOMSON
FINANCIAL

CARLISLE HOLDINGS LIMITED
(Translation of registrant's name into English)

60 Market Square, P.O. Box 1764, Belize City, Belize.
(Address of principal executive offices)

SEC MAIL PROCESSING
RECEIVED
AUG 09 2002
WASH. D.C. 207 SECTION

Pg. 207

CarlisleGroup

Press Release

Carlisle Holdings Limited

CARLISLE HOLDINGS LIMITED ANNOUNCES RESULTS FOR THE FIRST QUARTER ENDED JUNE 30, 2002

Belize City, Belize, July 31, 2002 -- Carlisle Holdings Limited (NASDAQ: CLHL, London: CLH) reported revenue of $298.1m (2001 -- $315.9m) and net income of $8.7m (2001-- $9.1m) for the quarter ended June 30, 2002, the first quarter of fiscal 2003.

Earnings per share for the quarter ended June 30, 2002 was 14.7 cents (2001 - 15.5 cents).

Commenting on corporate performance, Chairman, Lord Ashcroft, KCMG, said:

"Operating performance at OneSource remains below par, but we have made some progress on controlling costs and, significantly, retaining customers in a very competitive environment. We expect a gradual improvement in results at OneSource in the coming quarters."

"We have consolidated our activities in the UK and Ireland to operate as one Business Services operation including Facilities Services, Security Services and Staffing Services. All divisions continue to be challenged in a tough economic environment."

"However, bright spots during the quarter included the continued success of our Public Services business now rebranded Celsian, providing services to the Education and Healthcare markets, and good growth in providing merchandising and store support services in the UK."

"Our goal for the year is steady and sustainable improvement at all divisions as we implement efficient business systems, continue to cut costs and organize our marketing teams for maximum response to customer needs."

First Quarter Operational Review

Facilities Services

The Facilities Services division reported revenue of $224.7m for the quarter ended June 30, 2002 (2001 -- $250.0m). The operating loss for the quarter ended June 30, 2002 amounted to $0.9m (2001 -- $1.6m income).

United States

At OneSource, management has focused on four key areas in the first quarter: labor cost management, customer retention, receivables management and overhead cost reduction. Some progress has been made in all of these areas and we expect further improvements in the next quarter.

A new labor cost management process is being tested in key field areas with the goal of full implementation later in the year. We successfully renewed contracts with a number of key customers in extremely competitive re-bid situations. Receivables management and cash collections have met expectations. Efficiencies in SG&A costs have helped improve the overall operating performance of OneSource. The data communications improvements are progressing well in tandem with other management information system improvements which, in time, will help us return to normal operating performance.

In the new business arena, the sales and marketing team is concentrating its efforts in key geographic areas and selective business sectors and is achieving some success, while operating management is also adding new accounts for cleaning services and landscaping services in local markets.

United Kingdom and Ireland

First quarter revenue in Facilities Services in the UK and Ireland was down from last year, reflecting the loss of some contracts, but profitability has stabilized. Rationalization of our back office operations has been accelerated and the focus is on establishing market oriented operational and development teams to better serve customers in Cleaning Services and Security Services. The Retail Services business for merchandising and store support services continued to enjoy good growth in the DIY sector and also established relationships with food retailers Sainsburys and Tesco.

The outlook is for slightly reduced sales but stabilizing gross profit levels in the next quarter due to the impact of lost and terminated contracts. The priorities in the second quarter are the establishment of a stable platform to pursue growth opportunities in the outsourced facilities services markets and successful integration of the back office operations.

Staffing Services

Carlisle Staffing Services reported revenue of $59.4m (2001 -- $54.5m) for the quarter ended June 30, 2002. Operating income for the quarter ended June 30, 2002 was $3.0m (2001 -- $3.5m). The re-launch of our Public Services business under the "Celsian" brand name has been well received by customers. This business continues to produce good growth, whilst overall volumes from our office and professional permanent and temporary placements remain flat, reflecting current market conditions. New business wins in the quarter included a significant contract to supply flexible office staff for the Open University's head office in the UK. With no indicators of an economic upturn in the near term, our focus remains on cost control and identified growth areas in Celsian (although the second quarter will be impacted slightly due to school summer holidays) and our managed HR services.

Financial Services

Financial Services reported a strong performance for the quarter ended June 30, 2002. Operating income increased 26% to $6.7m (2001 -- $5.3m). The results reflect a 26% increase in net interest income, driven by a 28% increase in the average loan portfolio of the Belize Bank.

Belize Telecommunications

Belize Telecommunications Limited ("BTL") provided another solid quarter in operating income, the Company's 52% share amounting to $2.4m (2001 - $2.5m). A new digital mobile service and expanded Internet services will be introduced in the next few months to meet customer demand.

Associates

The income from associates in the quarter ended June 30, 2002, arises from the investment in NUMAR. The increase in the quarter ended June 30, 2002 to $1.7m (2001 -- $0.7m) is due to the effect of a slight recovery in the world market for edible oils.

Background Information

Through its OneSource brand, Carlisle Group is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, commercial interior painting services, general repair and maintenance and other specialized services for more than 12,000 commercial, institutional and industrial accounts. In the UK and Ireland, Carlisle Group is also a leading provider of business services. The Group operates in the facilities services sector through LI Group, Capitol Security Services, Retail Support Services and Events Management. Carlisle Staffing Services continues to develop a significant position in the staffing services sector with a presence in the markets for Professional Services, Office and Industrial, Public Services and the developing Human Resources Services market. This business has over 70 locations with a weekly temporary/contractor base of circa 8,000 workers employed across more than 5,000 clients. The Company also has interests in Financial Services and Telecommunication Services businesses.

Forward Looking Statements

Certain statements in this press release constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future revenues, operating efficiencies, net income and business expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Carlisle, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include among others, overall economic and business conditions, the demand for Carlisle's services, competitive factors, regulatory approvals and the uncertainty of consummation of future acquisitions. Additional factors which may affect Carlisle's businesses and performance are set forth in filings by Carlisle Holdings Limited with the United States Securities and Exchange Commission.

For further information contact:

Carlisle Group
561-368-3899

Makinson Cowell
212-994-9044

Note: This and other press releases are available at the company's web site: http://www.carlisleholdings.com.

Pg. 6 of 7

Carlisle Holdings Limited

Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions except per share data

	3 months ended June 30, 2002	3 months ended June 30, 2001
Net sales		
Facilities Services	224.7	250.0
Staffing Services	59.4	54.5
Telecommunication Services	14.0	11.4
Total net sales	298.1	315.9
Operating income		
Facilities Services	(0.9)	1.6
Staffing Services	3.0	3.5
Financial Services	6.7	5.3
Telecommunication Services	2.4	2.5
Corporate overheads	(1.8)	(1.6)
Operating income	9.4	11.3
Associates	1.7	0.7
Net interest expense	(1.7)	(1.6)
Income before income taxes	9.4	10.4
Income taxes	(0.5)	(1.2)
Income after income taxes	8.9	9.2
Minority interests	(0.2)	(0.1)
Net income	8.7	9.1
Earnings per ordinary share:		
Diluted	14.7 cents	15.5 cents
Number of shares – diluted	59.1m	58.8m

- Ends -

Pg. 7 of 7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARLISLE HOLDINGS LIMITED

Date: July 31, 2002

By: Philip T. Osborne

Philip T. Osborne
Company Secretary